82-35029

28 February 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements [redacted]
Australian Securities Exc
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
NUMBER OF STAPLED SECURITIES ISSUED PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN ('DRP')

We refer to the Appendix 3B lodged with the Exchange on 27 February 2007 setting out the estimated number of stapled securities to be issued pursuant to the Westfield Group DRP.

The Westfield Group confirms the following:

No. of Securities Issued	Issue price per security	Total Consideration
11,532,131	$22.80	$262,932,586.80

The number of securities listed above is consistent with the figure set out in the Appendix 3B lodged yesterday.

The cost base of a DRP security is as follows:

Westfield Holdings Limited share	Westfield Trust unit	Westfield America Trust unit	Total
$1.68	$13.32	$7.80	$22.80

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary